51 Madison Avenue

New York, New York 10010

May 25, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:         IndexIQ Active ETF Trust (the “Registrant”)

Registration Nos.: 333-183489 and 811-22739

Dear Sir/Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests withdrawal of the Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A listed in the table below (the “Amendments”). The Amendments relate to IQ m+ Preservation ETF, a series of the Registrant.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
26	April 15, 2020	485A	0001104659-20-046860
28	June 26, 2020	485BXT	0001104659-20-077213
30	July 23, 2020	485BXT	0001104659-20-085915
34	August 20, 2020	485BXT	0001104659-20-097191
37	September 17, 2020	485BXT	0001104659-20-105881
40	October 15, 2020	485BXT	0001104659-20-115197
43	November 13, 2020	485BXT	0001104659-20-124975
46	December 10, 2020	485BXT	0001104659-20-133970
52	January 7, 2021	485BXT	0001104659-21-001930
54	February 4, 2021	485BXT	0001104659-21-012041
59	March 4, 2021	485BXT	0001104659-21-032047
63	April 1, 2021	485BXT	0001104659-21-045397
66	April 29, 2021	485BXT	0001104659-21-057646

No securities were sold in connection with the Amendments and the Registrant has determined not to proceed with the offering of these series at this time.

Please direct any questions concerning the Amendments or the foregoing matters, to the undersigned at (212) 576-7634.

Very truly yours,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jonathan Zimmerman
Barry I. Pershkow, Esq.